                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                           Crescent Banking Company
     -------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $1.00 par value
     -------------------------------------------------------------------
                        (Title of Class of Securities)


                                   225646108
     -------------------------------------------------------------------
                                (CUSIP Number)


                           James Donald Boggus, Sr.
     -------------------------------------------------------------------
     (Name, address and telephone number of person authorized to receive notice and communications)


     -------------------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this form because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


------------------------

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP No.  225646108                                           Page 2 of 4 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        James Donald Boggus, Sr.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                         (b) [X]
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3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(E)                           [_]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                               54,784
      NUMBER OF      -----------------------------------------------------------
       SHARES         8  SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 43,684
        EACH         -----------------------------------------------------------
      REPORTING       9  SOLE DISPOSITIVE POWER
       PERSON
        WITH                   54,784
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                               43,684
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        98,468
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.64%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.  Security and Company.
         --------------------

     This statement relates to shares of the common stock, par value $1.00 per share (the "Common Stock"), of Crescent Banking Company ("Crescent"). Crescent's Common Stock is listed on the Nasdaq SmallCap Market under the symbol "CSNT." Crescent's principal offices are located at 251 Highway 515, Jasper, Georgia 30143 and Crescent's telephone number is (706) 692-2424.


Item 2.  Identity and Background.
         -----------------------

     Mr. Boggus, a retired real estate investor, presently resides at 948 Happy Talk Trail, Jasper, Georgia 30143 and is a citizen of the United States of America. Mr. Boggus has served on the Board of Directors of Crescent Bank & Trust Company, a wholly-owned banking subsidiary of Crescent (the "Bank"), since April 1995. Mr. Boggus is the father of James Donald Boggus, Jr., the President and Chief Executive Officer of Crescent and the Bank.

     During the last five years, Mr. Boggus has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     On May 28, 1999, Mr. Boggus utilized personal funds to purchase 500 shares of Crescent's Common Stock, as more fully described below.


Item 4.  Purpose of Transaction.
         ----------------------

     On May 28, 1999, Mr. Boggus purchased 500 shares of Common Stock through open market transactions for personal investment purposes. As a result of the purchase, Mr. Boggus became the beneficial owner of 98,468 shares of Crescent's Common Stock, or approximately 5.64% of the 1,741,708 shares of Crescent Common Stock that were outstanding as of the date of this Statement.

     Mr. Boggus may, from time to time and through various transactions, purchase additional shares of Crescent's Common Stock for personal investment purposes.

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Item 5.  Interest in Securities of the Company.
         -------------------------------------

     Under the Securities and Exchange Commission's (the "Commission") rules and regulations, Mr. Boggus, as of the date of this filing, may be deemed to be the beneficial owner of a total of 98,468 shares of Crescent's Common Stock, representing approximately 5.64% of the issued and outstanding shares of Crescent's Common Stock. With respect to 59,784 of such shares, Mr. Boggus has the sole power of voting and disposition. The remaining 43,684 shares are held by Mr. Boggus' wife with whom Mr. Boggus shares the power to vote or dispose of such shares.

     As more fully described in Item 4, on May 28, 1999, Mr. Boggus purchased 500 shares through open market transactions. Other than such purchase, Mr. Boggus has not engaged in any other transactions relating to Crescent's Common Stock during the 60 day period preceding the date of filing of this Statement.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     Except as described in this Statement, Mr. Boggus disclaims any contract, arrangement, understanding or relationship with any other person with respect to shares of Crescent's Common Stock, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     None.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     June 8, 1999
     ------------
     Date


     /s/ James Donald Boggus, Sr.
     ----------------------------
     Signature


     James Donald Boggus, Sr.
     ------------------------
     Name